AIG

2919 Allen Parkway

Suite L4-01

Houston, Texas 77019

www.aig.com

Bridgett Matthes

Associate General Counsel

(713) 831-5197

Bridgett.matthes@aig.com

VIA EDGAR & EMAIL

August 15, 2019

Mr. David Orlic

U.S. Securities and Exchange

Commission Division of

Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Separate Account VL-R (“Registrant”)

American General Life Insurance Company

(“Depositor”)

Platinum Choice VUL 2

Post-Effective Amendment No. 7 on Form N-6

File Numbers: 333-196172 and 811-08561

Dear Mr. Orlic:

Thank you for your verbal comments on August 6, 2019 regarding the 485(a) Registration Statement filed on Form N-6 referenced above. We have responded to your comments as follows:

Comment 1. Is the Effective Date correct based on the original filing date of this registration statement?

Response. Yes, the Effective Date stated in the filing is correct. We originally filed the registration statement on 6/18/2019 and re-filed it on 6/24/2019 to include additional information. Thus, the Effective Date of 8/23/2019 is 60 days from the date that we re-filed.

Comment 2. Page 6 – Death Benefit Option 1 and 2. Please review the disclosure in this paragraph and, if true, please make sure to make clear that the owner is able to change the election before the maturity date.

Response. An owner is able to change a Death Benefit Option at any time until the maturity date. The paragraph has been revised as indicated below:

“You can choose death benefit Option 1 or Option 2 at the time of your application. After choosing a death benefit option, you may change it at any time before the Policy’s maturity date.”

Comment 3. Page 8 – Free Look

a.

Please review the language in this paragraph as it looks different from the language appearing under the “Free look period” paragraph on page 41; specifically, review the language appearing under (ii) “accumulation value plus any charges…” Please ensure that 15 days is the longest state free look period as page 41 indicates that “investment performance begins on the 15th day.”

Response. The language in this paragraph has been revised to include a reference to APPENDIX B titled STATE CONTRACT AVAILABILITY OR VARIATIONS OF CERTAIN FEATURES AND RIDERS. Please see the attached APPENDIX B for reference. This Appendix details one state, California, where the free look is other than 10 days. All other states either require a 10 day free look by statute or the policy form was filed through the Interstate Compact, which allows for a 10 day free look. Page 41 has also been revised to include such a reference.

Additionally, on page 41, a 15 day period is referenced. The 15 day period for investing the initial net premium payment and any additional premiums received during that period applies regardless of the length of time allowed by a state for a free look. Please see the revised paragraph from page 8 below which reflects the revisions described above. We reviewed the prospectus and there were no other references to state variations of a free look outside of page 8 and 41. Please note that revisions to page 41 are included in response to Comment 15.

“Free Look: When you receive your Policy, the free look period begins. You may return your Policy during this period and receive a refund. We will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted before your net premium (premium paid less (i) any applicable state premium tax and (ii) any applicable premium expense charge) is allocated to your specified investment options. The free look period generally expires 10 days after you receive the Policy. Some states require a longer free look period. Please refer to APPENDIX B - STATE CONTRACT AVAILABILITY OR VARIATIONS OF CERTAIN FEATURES AND RIDERS about the free look period in your state.”

b.	Please disclose all the free look periods by state throughout the prospectus.

Response. The paragraph has been revised as indicated below to include reference APPENDIX B, STATE CONTRACT AVAILABILITY OR VARIABILITY, which discloses individual state variations of free look periods as requested. Please see the attached APPENDIX B for reference.

Comment 4. Page 9 – Policy Riders.

a.	The prospectus states that “not all riders are available in all states.” Please ensure that you disclose what riders are available by state. Many companies use a chart to disclose this information.

Response.

The language in this paragraph has been revised to include a reference to APPENDIX B titled STATE CONTRACT AVAILABILITY OR VARIATIONS OF CERTAIN FEATURES AND RIDERS. Please see the attached APPENDIX B for reference. Appendix B discloses individual state variations of which riders are available by state as requested. We have referenced this APPENDIX throughout the prospectus where applicable.

b.

SUMMARY OF POLICY RISKS. Please identify where the following verbiage can be added to this section: “benefits are subject to the claims paying ability of AGL.” Use your discretion on where to place the disclosure.

Response. Please see the following paragraph which has been added. It has been placed after the paragraph titled “Policy Loan Risks” and includes the additional disclosure as requested.

“Our Ability to Pay Benefits

All insurance benefits, including the death benefit, and all guarantees, including those related to the Fixed Account, are general account obligations that are subject to the financial strength and claims paying ability of AGL.”

Comment 5. Page 9 – Risk of Lapse. – For the following language, “…your Policy may enter a 61 day grace period,” should the “may” be changed to “will”? Please address this comment throughout the document.

Response. The paragraph has been revised as indicated below. The “may” has been changed to “will.” We reviewed the prospectus and did not find any other instances where this change needed to be addressed. Please see the revised sentence included below:

“Risk of Lapse

If, during the first 5 Policy years, your accumulation value reduced by any outstanding loan amount is not enough to pay the charges deducted against your accumulation value each month, your Policy will enter a 61-day grace period unless you have the lapse protection benefit rider. After the first 5 Policy years, if your cash surrender value is not enough to pay the charges deducted against your accumulation value each month, your Policy will enter a 61-day grace period. We will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. While any “guarantee period benefit” rider is applicable to your Policy, if you meet the requirements of your rider, your Policy will not lapse and we will provide a death benefit depending on the death benefit option you chose.”

Comment 6. Page 10 – Policy Loan Risks.

a.

Is the following language only true while the loan is outstanding? “…this loan collateral does not participate in the investment performance of the variable investment options or receive any excess interest credited to the Fixed Account.”

Response. Yes, the statement referenced is true only while the loan is outstanding. Therefore, a revision to disclose this information has been added as indicated below:

“Policy Loan Risks

A Policy loan, whether or not repaid, will affect accumulation value over time because we subtract the amount of the loan and any accrued loan interest payable from the variable investment options and/or Fixed Account as collateral while the loan is outstanding and this loan collateral does not participate in the investment performance of the variable investment options or receive any excess interest credited to the Fixed Account.”

b.	Does this language “We reduce the amount we pay on an insured’s death by policy loans …” also apply to the cash surrender value? Is the cash surrender value also reduced? Please confirm.

Response. Yes, to confirm, the cash surrender value is also reduced by the amount of the Policy loan. Therefore, a revision has been included in the paragraph below to include such language.

“We reduce the amount we pay on the insured person’s death, and the cash surrender value, by the amount of any Policy loan and any accrued loan interest. Your Policy may lapse (terminate without value) if outstanding Policy loans plus any accrued loan interest payable reduce the cash surrender value to zero.”

Comment 7. Page 24 – Annual Fund Fees and Expenses

a.

Please identify the most appropriate place to state the following “Charges are deducted from, and expenses paid out of, the assets of the funds that are described in the prospectuses for these underlying Funds.”

Response. The additional disclosure has been added as a stand-alone paragraph after the Annual Fund Fees and Expenses chart. Please see the paragraph which includes the requested language below:

“Charges are deducted from, and expenses paid out of, the assets of each Fund as described in the prospectus for the Fund.”

Comment 8. Page 27 – General.

Please remove the following language, “Depending on the facts and circumstances, we may retroactively adjust your Policy, provided you notify us of your concerns within 30 days of receiving the transaction confirmation, statement or other document.”

Response. Please see the revised paragraph below in which the sentence has been removed.

“General. It is your responsibility to carefully review all documents you receive from us and immediately notify the Administrative Center of any potential inaccuracies. We will follow up on all inquiries. Depending on the facts and circumstances, we may retroactively adjust your Policy for any inaccuracies or errors. You may lose certain rights and protections if you do not report errors promptly, except those that cannot be waived under the federal securities laws.”

Comment 9. Page 31 – Payments We Make.

a.	Please review the following section and ensure that the information required in Form N-6 under 20(c) is included.

Response. Section 20(c) of Form N-6 references the Statement of Additional Information. Upon review, page 4 accurately discloses the payment arrangements.

Comment 10. Page 33. Voting Privileges. Regarding the following language “In certain cases, we may disregard instructions relating to changes in a Fund’s investment manager or its investment policies…” please briefly describe the cases where we would disregard instructions to such changes.

Response. Additional disclosure has been included to describe the circumstances under which we would disregard such instructions. Please see the revised paragraph below.

“In certain cases, we may disregard instructions relating to changes in a Fund’s investment manager or its investment policies. We may, when required by state insurance regulatory authorities, disregard Policy owner voting instructions if the instructions would cause a change in the sub-classification or investment objective of one or more of the Funds. We may disregard voting instructions in favor of changes initiated by Policy owners in the investment objectives or the investment advisor of the Funds if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Fund or would result in the purchase of securities for the Fund which vary from the general quality and nature of investments and investment techniques utilized by the Fund. We will advise you if we do so and explain the reasons in our next communication to Policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.”

Comment 11. Page 34 – Our general account. Please delete the following sentence, “We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account.”

Response. The sentence has been removed. Please see the revised paragraph below.

“Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.”

Comment 12. Page 36 – Effective date of other premium payments and requests that you make. Please review the last sentence in the last bulleted paragraph, “We will not apply this procedure to premiums you pay in connection with reinstatement requests.” Please confirm that this is the only exception.

Response. As requested, we confirm that this is the only exception to the referenced language.

Comment 13. Page 37 – Required minimum death benefit. For the last sentence in the second paragraph, “For policies applied for before August 23, 2019, the owner must elect one of these tests…” the sentence should likely read, “the owner must have elected…” to make it grammatically correct. Please review this language and revise as necessary.

Response. The paragraph has been reworded to address this comment. Please see the revised paragraph below.

“Federal tax law requires a minimum death benefit (the required minimum death benefit) in relation to the accumulation value for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law may be used: the “guideline premium test” or the “cash value accumulation test.” Only the cash value accumulation test will be used for Policies applied for on or after August 23, 2019. For Policies applied for before August 23, 2019, the Policy owner must have elected one of these tests when the owner applied for a Policy. After we issue the Policy, the choice may not be changed.”

Comment 14. Page 39 – Premium payments and transaction requests in good order. For the third paragraph, please clarify, if true, that this does not apply to initial premium payments or any additional premiums subject to underwriting.

Response. We have added additional language which clarifies that the procedure does not apply to initial premium payments or premium payments subject to underwriting. Please see the revised paragraph below.

“We will attempt to obtain Policy owner guidance on requests not received in good order for up to five business days following receipt. For instance, one of our representatives may telephone the Policy owner to determine the intent of a request. If a Policy owner’s request is still not in good order after five business days, we will cancel the request, and return any unallocated premiums to the Policy owner along with the date the request was canceled. This procedure does not apply to initial premium payments or to any additional payments subject to underwriting.”

Comment 15. Page 41 – Free look period. Please review the language in this paragraph as it looks different as compared to the language appearing under the

“Free look period” paragraph on page 41; specifically, review the language appearing under (ii) “accumulation value plus any charges…” Please ensure that 15 days is the longest state free look period as page 41 indicates that “investment performance begins on the 15th day.”

Response. As indicated in response to Comment 3 above, the language in this paragraph has been revised to include a reference to APPENDIX B titled STATE CONTRACT AVAILABILITY OR VARIATIONS OF CERTAIN FEATURES AND RIDERS. Please see the attached APPENDIX B for reference. As indicated above, this Appendix details one state, California, as having a free look period other than ten days.

Additionally, a 15 day period is referenced in this paragraph. This 15 day period for investing the initial net premium payment and any additional premiums received during that period applies regardless of the length of time allowed by a state for a free look. Please see the revised paragraph below, which is included on page 41 and reflects the revisions described above.

“Free look period. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted prior to allocation to your specified investment options. To exercise your right to return your Policy, you must mail it directly to the Administrative Center or return it to the AGL insurance representative through whom you purchased the Policy within 10 days after you receive it. Please see APPENDIX B – STATE CONTRACT AVAILABILITY OR VARIATIONS OF CERTAIN FEATURES AND RIDERS for state specific information regarding the free look period in your state. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. This reallocation will not count against the 12 free transfers that you are permitted to make each year. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.”

Comment 16. Page 44 – Restrictions initiated by the Funds and information sharing obligations. Please review the last sentence in the first paragraph, “The availability of transfers from any investment option offered under the Policy is unaffected by the Fund’s policies and procedures.” This sentence is inconsistent with the prior 3 sentences, please review and revise as necessary.

Response. The referenced sentence has been revised as indicated below to make it clear that it applies only to transfers out of an investment option.

“Restrictions initiated by the Funds and information sharing obligations. The Funds have policies and procedures restricting transfers into the Fund. For this reason or for any other reason the Fund deems necessary, a Fund may instruct us to reject a Policy owner’s transfer request. Additionally, a Fund may instruct us to restrict all purchases or transfers into the Fund by a particular Policy owner. We will follow the Fund’s instructions. However, the availability of transfers out of any investment option offered under the Policy is unaffected by the Fund’s policies and procedures.”

Comment 17. Page 46 – Account Value Enhancement. In the first paragraph, consider adding “after the 21st policy year” to the last sentence.

Response. The reference has been added. Please see the revised paragraph below.

“Account Value Enhancement

Your Policy will be eligible for an Account Value Enhancement at the end of the 21st Policy year, and at the end of each Policy year thereafter. An Account Value Enhancement is a credit we may provide to your accumulation value. At our complete discretion, the credit for any Policy year can be 0.01% or greater. We will inform you following the end of each Policy year, starting with the 21st Policy year, and each year thereafter, of the amount, if any, of Account Value Enhancement credited to your Policy.”

Comment 18. Page 48 – POLICY RIDERS.

a.	Please include the material State variations for riders here.

b.	Please delete the sentence, “We may discontinue riders at any time.” Please make this change throughout the document.

Response. The language in this paragraph has been revised to include a reference to APPENDIX B titled STATE CONTRACT AVAILABILITY OR VARIATIONS OF CERTAIN FEATURES AND RIDERS. Please see the attached APPENDIX B for reference. Appendix B discloses individual state variations of which riders are available by state as requested. We have made this change throughout the prospectus, where applicable.

The referenced sentence has been deleted as requested. Additionally, we have reviewed the prospectus and did not identify any other instances requiring that the sentence be deleted. Please see the revised paragraph below reflecting these two changes:

“The following supplemental benefits (riders) are offered under the Policy. Not all riders are available in all states. Riders and certain benefits and features may vary by state and may be available under a different name in some states. Please refer to APPENDIX B – STATE CONTRACT AVAILABILITY OR VARIATIONS OF CERTAIN FEATURES AND RIDERS for state specific information regarding the availability of riders in your state. Certain riders are automatically added to your Policy, free of charge at Policy issue; you may elect to add other optional rider benefits to your Policy. For the riders that you elect, the Company will deduct an additional charge from your accumulation value on each monthly deduction day. (See “Table of Fees and Charges.”) The charges assessed for elected riders may vary based on the individual characteristics of the insured. Eligibility for and changes in these benefits are subject to our rules and procedures as well as Internal Revenue Service guidelines and rules that pertain to the Code’s definition of life insurance as in effect from time to time. More details are included in each rider, which your insurance representative can review with you before you decide to elect any of them. Some of the riders provide guaranteed benefits that are obligations of our general account and not of the Separate Account.

Adding supplemental benefits to an existing Policy, or canceling them, may have tax consequences; you should consult a tax advisor before doing so. Some riders may be elected only at the time of application. Once a rider is elected, we will not terminate the rider without your consent (nor will the rider terminate by operation of law) if all terms and conditions are fully satisfied.”

c.	Where is the rider schedule which is referenced in the second to last full paragraph? Please specify in the disclosure if it is the same for all policies.

Response. The paragraph has been revised to include a reference to the actual percentage that applies to the calculation (40%) and a statement has been included which indicates that this calculation applies to all policies. The rider schedule is no longer referenced. Please see the revised paragraph below for reference.

“In no event will the enhanced surrender value exceed (i) the amount (i.e., the smallest Policy specified amount at any time before the date of surrender, taking into account any increases or decreases in specified amount that have occurred) divided by the death benefit corridor rate at the time of surrender, or (ii) the lowest

specified amount multiplied by 40%, referred to as an “Enhancement Cap.”    This calculation applies to all Policies.”

Comment 19. Page 49 – Accidental Death Benefit Rider. The paragraph references a charge for a 38 year old insured. Here, and throughout, where the charge varies based on personal characteristics, please show the full range of charges. For example state: “charge is between 5 cents and 15 cents.”

Response. The change has been incorporated as indicated in the revised paragraph below and throughout the prospectus where necessary.

For reference, please see the revised paragraphs below:

“Accidental Death Benefit Rider. This rider pays an additional death benefit if the insured person dies from certain accidental causes. There is an additional charge for this rider, which currently is $0.07 to $0.15 each month for each $1000 of rider coverage. For a 38 year old insured person, the additional charge for this rider is $0.09 for each $1000 of rider coverage. You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. When the rider terminates the charge will cease.”

Comment 20. Page 50 – Terminal Illness Rider. The prospectus indicates that this rider is not available in all states. Please disclose in which states the rider is available.

Response. Reference to the attached Appendix B, STATE CONTRACT AVAILABILITY AND OR VARIATIONS OF CERTAIN FEATURES OR RIDERS, which discloses individual state variability of policy riders has been incorporated as requested. Please see APPENDIX B which has been attached for reference and the revised paragraph below:

“Terminal Illness Rider. This rider provides the Policy owner with the right to request a benefit if the Policy’s insured person is diagnosed as having a terminal illness (as defined in the rider) and less than 24 months to live (12 months in Florida). This rider is not available in all states. Please refer to APPENDIX B - STATE CONTRACT AVAILABILITY OR VARIATIONS OF CERTAIN FEATURES AND RIDERS for state specific information regarding the availability of riders in your state. There is a one-time administrative fee charged for this rider, which currently is $150 assessed at the time of the claim. The maximum amount you may receive under this rider before the insured person’s death is 50% of the death benefit that would be due under the Policy (excluding any rider benefits), not to exceed $250,000. The amount of benefits paid under the rider, plus interest on this amount to the next Policy anniversary, plus an administrative fee (not to exceed $250), becomes a “lien” against the remaining benefits payable under the Policy. In most states, the maximum interest rate will not exceed the greatest of …”

Comment 21. Page 51 – Waiver of Specified Premium Rider. The prospectus indicates that this rider is not available in all states. Please disclose in which states the rider is available.

Response. Reference to the attached Appendix B, STATE CONTRACT AVAILABILITY AND OR VARIATIONS OF CERTAIN FEATURES OR RIDERS, which discloses individual state variability of policy riders has been incorporated as requested. Please see APPENDIX B which has been attached for reference and the revised paragraph below:

“Waiver of Specified Premium Rider. This rider will pay a monthly benefit into the Policy in the event the insured person becomes totally disabled. The benefit becomes payable 180 days after the total disability begins. This rider may not be available in all states. Please see APPENDIX B - STATE CONTRACT AVAILABILITY OR VARIATIONS OF CERTAIN FEATURES AND RIDERS for state specific information regarding the availability of riders in your state.

This rider can be selected only at the time you apply for a Policy and only if your application is submitted on or after May 1, 2017. There is an additional charge for this rider. The current monthly charge is a maximum of $0.26 per dollar payable under the rider. The maximum guaranteed charge is $0.26 per $1.00 payable under the rider and it will not be less than $0.05 per $1.00. The current charge for a 38 year old is $0.07 per $1.00. The monthly benefit is determined on the date the rider is issued based on your planned periodic premium, subject to maximum benefit limits under the rider. The insured person must be age 55 or younger at the time of application. A new claim for benefits under the rider cannot be made after the Policy anniversary following the insured person reaching age 60.”

Comment 22. Page 51 – Death Benefit Installment Rider.

a.	The prospectus indicates that this rider is not available in all states. Please disclose in which states the rider is available.

b.	In the last paragraph, the fourth sentence states, “If you select this rider, there may be a reduction in your monthly insurance charge.” Please specify the circumstances under which this may happen.

Response. Reference to the attached APPENDIX B, STATE CONTRACT AVAILABILITY AND OR VARIATIONS OF CERTAIN FEATURES OR RIDERS, which discloses individual state variability of policy riders has been incorporated as requested. Please see APPENDIX B.

Additionally, for Comment 22. b., the word “may” has been changed to “will.”

The paragraph has been reviewed and has been revised to indicate that if the rider is selected, there will be a reduction in the monthly insurance charge.

“Death Benefit Installment Rider. This rider is also referred to as the select income rider. It provides for payment to your beneficiary of all or a part of the death benefit in installment payments. You choose the amount of the payments and the number of payments, subject to rider limitations. There is no additional charge for this rider while your Policy is in force. This rider may not be available in all states. Please see APPENDIX B - STATE CONTRACT AVAILABILITY OR VARIATIONS OF CERTAIN FEATURES AND RIDERS for state specific information regarding the availability of riders in your state.

This rider is available only if your application for your Policy is submitted on or after May 1, 2017. You must select this rider at the time the Policy is issued. Once this rider is issued it cannot be removed from the Policy. If you select this rider, there will be a reduction in your monthly insurance charge. Installment payments paid under this rider may be taxable. If so, you or your beneficiary may incur a tax obligation. You should consult your personal tax advisor to determine the impact of death benefit installment payments.”

Comment 23. Page 55 – Lapse Protection Benefit Rider.

a.

In the paragraph, “For policies applied for on or after August 23, 2019, this …” the prospectus indicates, “A policy owner may elect to terminate this rider at any time.” Please specify the circumstances under which it would make sense for an owner to terminate.

Response. The referenced sentence has been deleted. Please see the revised paragraph below.

“For policies applied for on or after August 23, 2019, this rider is a benefit that is automatically provided to Policy owners, and no additional charge is assessed for the rider. This rider provides protection from Policy lapse. For Policies applied for before August 23, 2019, this includes the time a person applies for the Policy or the time the Policy is issued. If the owner of a Policy applied for before August 23,

2019, declines or terminates the Policy, the rider charge will cease as of the termination date.”

b.	Under Continuation Guarantee Account Value (“ CG Account Value”)

i.	If CG rates are the same for all Policy Owners, please disclose the terms. If that is not the case for all Policy Owners, please leave it in the rider.

Response. The Continuation Guarantee rates are not the same for all policy owners. Therefore, as noted in your comment, this paragraph has not changed and we will continue to reference the rider.

Comment 24. Page 56 –

a.	CG Monthly Administration Fee. Please delete the statement, “we reserve the right to change this charge for Policies we issue in the future.”

b.	CG Premium Expense Charge. Please delete the statement, “We reserve the right, however, to use different Percentages for Policies we issue in the future.”

c.	CG Monthly Expense Charge: Please delete the statement, “We do not currently assess a CG….”

Response. The sentences have been deleted as requested. Please see the following revised paragraphs below.

•	CG Monthly Administration Fee. This monthly fee is currently zero.

•

CG Premium Expense Charge. This charge is calculated by multiplying the amount of each premium when it is paid by the applicable Continuation Guarantee Premium Expense Charge Percentage (“Percentage”) shown on your Rider Schedule. There are percentages for amounts up to and in excess of the CG target premium. The CG target premium is a reference value used with the CG Premium Expense Charge. The Percentages used for each Policy owner will not change for the life of the Policy.

•

CG Monthly Expense Charge. We may deduct a monthly charge from the CG Account value that depends on the CG specified amount (as discussed above) and the insured person’s sex, age and premium class. The CG Monthly Expense Charge is guaranteed to remain at the level set at Policy issue.

Comment 25. Page 58 –

a.	In the first sentence of the third to last paragraph, please delete the following language, “We reserve the right to change the minimum allocation to the VALIC

Co. I Dynamic Allocation Fund, or the maximum allocation to the restricted investment options, at any time for Policies we issue in the future.”

b.

In the second sentence of the same paragraph it states, “We may also revise the investment option restrictions for any existing Policies to the extent that investment options are added, deleted, substituted, merged or otherwise reorganized.” Please disclose what happens upon substitution, merger, or liquidation.

Response. The sentence has been deleted as requested. Additionally, please see the revised paragraph below which includes additional information regarding additions, deletions, substitutions, mergers, or reorganizations of investment options:

“We may revise the investment option restrictions for any existing Policies to the extent that investment options are added, deleted, substituted, merged or otherwise reorganized. Furthermore, in the event that an investment option is added, we would determine if it was suitable for inclusion in the restricted investment options. In the event that we delete the availability of an investment option, you will no longer be permitted to allocate additional investments to the option. Additionally, we would place or transfer your investment into the money market investment option which may have impacts on other features of your Policy. In the event of a substitution, merger, or reorganization of an investment option, the investments in the Fund would be transferred to the successor or surviving Fund. The successor or surviving Fund could be classified as a restricted fund if not already. We will promptly notify you of any changes to the investment option restrictions due to deletions, substitutions, mergers or reorganizations of the investment options.”

Comment 26. Page 59,

a.	Please delete the following sentence, “We may modify, suspend or terminate the lapse protection benefit rider at any time for Policies issues in the future.”

Response. The sentence has been deleted as requested.

b.	Accelerated Access Solution. Please disclose in which states the rider is available.

Response. The language in this paragraph has been revised to include a reference to APPENDIX B titled STATE CONTRACT AVAILABILITY OR VARIATIONS OF CERTAIN FEATURES AND RIDERS. Please see the attached APPENDIX B for reference. APPENDIX B discloses individual state variations of which riders are available by state as requested. Additionally, please see the revised paragraph below:

“Accelerated Access Solution. The Accelerated Access SolutionSM, also referred to as the Chronic Illness Accelerated Death Benefit Rider, provides you with accelerated benefits if the insured person becomes chronically ill as defined in the rider and all eligibility requirements under the rider are met. This rider may not be available in all states. Please see APPENDIX B - STATE CONTRACT AVAILABILITY OR VARIATIONS OF CERTAIN FEATURES AND RIDERS for state specific information regarding the availability of riders in your state.”

c.	Please note that in the second to last bullet point that “Elimination Period” is not defined.

Response. A definition for “Elimination Period” has been added. Please see the revised paragraph below for reference.

“Eligibility for Benefits. While your Policy and this rider are in force, you will become eligible, each benefit period, for accelerated benefit payments during the life of the insured person when each of the following conditions is met:

•	We receive (in good order) and approve your written request for an accelerated benefit under this rider;

•	We receive (in good order) and accept the certification or re-certification;

•	We receive (in good order) written consent from any irrevocable beneficiaries or assignee of record for accelerated benefits;

•

The Elimination Period, unless waived, has expired. “Elimination Period” means a period of consecutive days, as shown on the rider schedule, which must expire before the insured person becomes eligible for one or more accelerated benefit payments. Such period begins on the day we receive certification or re-certification that the insured person is chronically ill; and

•	The insured person is chronically ill at the time a benefit payment is made.”

Comment 27. Page 64 – Policy loans.

a.	In the third paragraph, please disclose when the amounts for policy loans are removed.

Response. The amount for a policy loan is removed at the time the loan is originated. The sentence has been revised to include this information. Please see the revised sentence below.

“At the time the loan is initiated, we remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the Fixed Account as collateral for the loan. You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.”

Comment 28. Page 66. Payment Options.

a.	For Payment Options, please review and reconcile this language with page 67, Payment of Proceeds.

Response. We have reviewed the information included in the first sentence under Payment Options on page 66 against the information included under Payment of Proceeds, General on page 67. The information on page 66 refers to the payment of death benefits and indicates that the beneficiary has 60 days to elect a form of payment if something other than a lump sum is desired. Page 67 describes the same concept. However, it further indicates that such proceeds will normally be paid within seven days following such an election, if an election other than a lump sum is made. Thus, the information appearing on pages 66 and 67 is consistent. However, we have made revisions to page 67 to ensure the information is clear. Please see the revised paragraph below:

“Payment of Proceeds

General

•	We generally will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive, in good order, the last required form /request, along with any other documents that may be required for payment of a death benefit.

•	For any death benefit, maturity benefit, and cash surrender value, if we do not have information about the desired manner of payment within seven days following a sixty day notification period from when we receive notice of the insured person’s death, we will pay the proceeds as a single sum.”

b.	For Option 3 – please disclose the annuity rates mentioned here in the prospectus.

Response. The information is now included in APPENDIX C- ANNUITY RATES. Please see the revised paragraph below and EXHIBIT C which has been attached for reference.

Comment 30. Page 67 – General. In the last sentence it states, “we will pay the proceeds as a single sum, normally within seven days thereafter,” Please specify seven days after what?

Response. As noted above, the language has been revised to clarify that the proceeds will be paid within seven days following a sixty day notification period from when we receive notice of the insured person’s death. Please see the revised paragraph reflecting the changes in response to Comment 28 above.

Comment 31. Page 68 – Delay to challenge coverage.

a.	The first bullet point indicates, “Some states may also require that we calculate the amount we are required to pay in another way.” Please describe the state variations.

Response. We have reviewed the referenced language and have determined that there are no state variations to include. Therefore, we have removed the referenced language. Please see the revised paragraph and bullet below.

“Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

•	We cannot challenge the Policy after it has been in effect, during the insured person’s lifetime, for two years from the date the Policy was issued or restored after termination.”

Comment 32. Page 75. In the first full paragraph, if cash value, surrender value, and death benefit will be the same, as prior to the lapse, please disclose this information.

Response. We have reviewed the referenced paragraph and have not revised the language as the cash value, surrender value, and death benefit will not be the same as prior to the lapse.

Comments to the Statement of Additional Information

Comment 33.

a.	Please disclose the name of the auditor.

Response. PricewaterhouseCoopers LLP, is now disclosed on page 9 under FINANCIAL STATEMENTS. Please see the revised paragraph below.

“FINANCIAL STATEMENTS

PricewaterhouseCoopers LLP, located at 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, serves as the independent registered public accounting firm for Separate Account VL-R and AGL.”

b.	Page 7. Certain arrangements. Additional disclosures may be required here. Please refer to N-6, section 17(c)(1).

Response. The information required is currently disclosed on page three and four under Services as indicated below:

“SERVICES

AGL and American General Life Companies, LLC (“AGLC”), were previously parties to a services agreement. AGL and AGLC are each indirect wholly-owned subsidiaries of American International Group, Inc. and therefore affiliates of one another. AGLC was a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provided shared services to AGL and certain other life insurance companies under the American International Group, Inc. holding company system (“Affiliates”) at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services.

AGLC was merged into AGL at the end of 2011. AIG now provides the services that were previously provided by AGLC. During 2018, 2017, and 2016, AGL paid AIG for these services $163,225,360, $108,138,878, and $89,508,561, respectively. AGL is reimbursed by the Affiliates at cost, to the extent the services apply to the Affiliates.

We have not designed the Policies for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. We currently have no contractual agreements or any other formal or informal arrangements with any entity or individual permitting such transfers and receive no compensation for any such contract or arrangement.”

Thank you for the opportunity to provide this additional information. We trust that the above information provided addresses the comments as requested and required. Should you have any questions or need any additional information, please do not hesitate to contact me at (713) 831-5197.

Very Truly Yours,

/s/ BRIDGETT MATTHES

Bridgett Matthes

APPENDIX B - STATE CONTRACT AVAILABILITY OR VARIATIONS OF CERTAIN

FEATURES AND RIDERS

Platinum Choice VUL 2 and Rider State Variations

Prospectus Provision or Rider	Availability or Variation	Issue State
Free Look

If the Owner is 60 or above the free look period is extended to 30 days. These Owners may request their initial premium or any premium submitted during the free look period be allocated to the investment options immediately instead of being placed in the money-market account. If premium is allocated to investment options the free look amount will be the policy’s account value as of the day the policy is returned to the Company. If the Owner did not request the premium to be allocated to the investment options the free look amount will be all premiums paid and any policy fee.

California
Death Benefit Installment Rider	Not available for sale.	New Hampshire
Terminal Illness Rider

Terminal Illness Riders issued prior to 8/8/2017:

Time period in definition of Terminal Illness – less than 12 months to live.

Maximum interest rate does not include reference to current yield on 90-day U.S. Treasury Bills.

Connecticut
Terminal Illness Rider	Maximum Administrative Fee is $100.	Florida
Waiver of Specified Premium Rider	Rider title is Total Disability Monthly Benefit Rider.	California, Georgia, New Jersey
Waiver of Specified Premium Rider	Rider title is Premium Waiver Rider.	Texas
Waiver of Specified Premium Rider	Not available for sale.	Massachusetts, Montana, Virginia
Accelerated Access Solution Rider

Accelerated benefit is paid to owner, not owner or owner’s estate.

Lifetime maximum benefit section – (Last paragraph, last 2 sentences) replace with the following:

The lifetime maximum benefit will be reduced by the sum of all death benefit amounts you previously elected to accelerate under prior claims made under the rider, if any, or under any other accelerated death benefit endorsement or rider attached to the policy.

Add Monthly Benefit section:

You may request that an annualized benefit be paid in place of the monthly benefits payable during a benefit

California

period. For any benefit period after the first benefit period, you must provide a written request to us at least 90 days in advance of the beginning of such benefit period to request an annualized benefit. You may also, at least 90 days in advance of the beginning of a benefit period, make a standing request to elect an annualized payment in place of monthly benefits as to each future benefit period as it arises. If such an election is made and you subsequently desire to receive monthly benefits, you must submit to us your written election to receive monthly benefits at least 90 days in advance of the beginning of the next benefit period.

Replace language in Lump sum option section with the following:

You may request to receive the accelerated benefit payable in a lump sum. The lump sum payment will equal the death benefit accelerated, less the following deductions:

1. An actuarial discount determined by us; and

2. If applicable, payment of a pro rata amount of outstanding policy loans.

We will determine the actuarial discount applicable to a given lump sum payment using factors including, but not limited to, the following:

1. Our assessment of the expected future mortality of the Insured; and

2. An interest rate that will not exceed the greater of the yield on 90-day U.S. Treasury Bills or the then current maximum statutory adjustable policy loan interest rate.

Replace language in Claims section with the following:

Upon receipt of the notice of claim, we will mail a claim form to you within 15 days. If the claim form is not sent within this 15-day period, you will be deemed to have complied with the requirements of the rider as to proof of loss if you submit written proof covering the character and the extent of the occurrence or loss for which claim is made.

Replace first two sentences in Impact on Policy section with the following:

Each accelerated benefit payment will reduce certain policy components by a proportional amount. This proportion will equal the amount of the reduction in death benefit that results from the accelerated benefit payment, divided by the death benefit immediately before the payment.

Replace language in Incontestability section with the following:

We will not contest the rider after it has been in force during the Insured’s lifetime for two (2) years from the rider date of issue. The rider can only be contested based on a statement made in the application for the rider if the statement is attached to the policy. The statement upon which the contest is made must be material to the risk accepted or the hazard assumed by us.

Replace language in Reinstatement section with the following:

Reinstatement of the rider will be on the same or more favorable terms as reinstatement of the policy to which the rider is attached. If the rider is reinstated, you will have the same rights after reinstatement as you had under the rider immediately before the due date of the defaulted premium.

The following should be deleted from Limitations section:

This benefit is not intended to allow third parties to cause you to involuntarily access the policy proceeds payable to the named Beneficiary. Therefore, the Accelerated Benefit will not be available if you are required to request it for any third party, including any creditor, government agency, trustee in bankruptcy or any other person or as the result of a court order.

Accelerated Access Solution Rider

Accelerated Access Solution Riders issued prior to 7/20/2017:

Accelerated Benefit is paid to owner, not owner or owner’s estate.

The maximum interest rate will not exceed the greater of:

1. The Moody’s Corporate Bond Yield Average – Monthly Average Corporates (hereafter referred to as “Moody’s Bond Yield Average”) for the month of October preceding the calendar year for which the loan interest rate is determined; or

2. The interest rate used to calculate Cash Values under the Policy during the period for which the interest rate is being determined, plus 1%.

The following should be deleted from Limitations section:

The Accelerated Benefit will not be available if You are required to request it for any third party, including any creditor, government agency, trustee in bankruptcy or any other person or as the result of a court order.

Connecticut

APPENDIX C - ANNUITY RATE TABLES

Unisex

OPTION 3 TABLE INSTALLMENTS FOR LIFE WITH SPECIFIED MINIMUM PERIOD
	GUARANTEED PERIOD				GUARANTEED PERIOD
AGE OF PAYEE	10 Years	15 Years	20 Years	AGE OF PAYEE	10 Years	15 Years	20 Years
10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49	$1.62 1.63 1.65 1.66 1.68 1.70 1.71 1.73 1.75 1.77 1.79 1.81 1.83 1.85 1.87 1.89 1.92 1.94 1.97 1.99 2.02 2.05 2.08 2.11 2.14 2.17 2.21 2.25 2.28 2.32 2.36 2.40 2.45 2.49 2.54 2.59 2.64 2.70 2.75 2.81	$1.62 1.63 1.65 1.66 1.68 1.70 1.71 1.73 1.75 1.77 1.79 1.81 1.83 1.85 1.87 1.89 1.92 1.94 1.97 1.99 2.02 2.05 2.08 2.11 2.14 2.17 2.21 2.24 2.28 2.32 2.36 2.40 2.44 2.49 2.53 2.58 2.63 2.68 2.74 2.79	$1.62 1.63 1.65 1.66 1.68 1.69 1.71 1.73 1.75 1.77 1.79 1.81 1.83 1.85 1.87 1.89 1.91 1.94 1.96 1.99 2.02 2.04 2.07 2.10 2.13 2.17 2.20 2.23 2.27 2.31 2.35 2.39 2.43 2.47 2.51 2.56 2.61 2.66 2.71 2.76	50 51 52 53 54 55 56 57 58 59 60 61 62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90

$2.87

2.94

3.01

3.08

3.15

3.23

3.31

3.40

3.49

3.58

3.68

3.79

3.90

4.01

4.14

4.27

4.40

4.54

4.69

4.84

5.00

5.16

5.33

5.51

5.69

5.87

6.06

6.24

6.43

6.62

6.81

6.81

6.81

6.81

6.81

6.81

6.81

6.81

6.81

6.81

6.81

$2.85

2.91

2.98

3.04

3.11

3.19

3.26

3.34

3.42

3.51

3.60

3.69

3.79

3.88

3.98

4.09

4.19

4.30

4.41

4.52

4.63

4.74

4.85

4.95

5.06

5.16

5.25

5.34

5.43

5.50

5.58

5.58

5.58

5.58

5.58

5.58

5.58

5.58

5.58

5.58

5.58

$2.82

2.87

2.93

2.99

3.05

3.12

3.18

3.25

3.32

3.39

3.46

3.53

3.61

3.68

3.75

3.82

3.89

3.96

4.03

4.09

4.15

4.21

4.26

4.31

4.35

4.39

4.43

4.46

4.49

4.51

4.53

4.53

4.53

4.53

4.53

4.53

4.53

4.53

4.53

4.53

4.53

Payments are based upon the age, nearest birthday, of the Payee when the first installment is payable in 2015. If monthly installments for two or more specified periods for a given age are the same, the specified period of longer duration will apply.

Female

OPTION 3 TABLE INSTALLMENTS FOR LIFE WITH SPECIFIED MINIMUM PERIOD
AGE OF PAYEE	GUARANTEED PERIOD			AGE OF PAYEE	GUARANTEED PERIOD
Female	10 Years	15 Years	20 Years	Female	10 Years	15 Years	20 Years
10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49	$1.55 1.57 1.58 1.60 1.61 1.62 1.64 1.66 1.67 1.69 1.71 1.72 1.74 1.76 1.78 1.80 1.82 1.84 1.87 1.89 1.91 1.94 1.96 1.99 2.02 2.05 2.08 2.11 2.14 2.17 2.21 2.24 2.28 2.32 2.36 2.40 2.45 2.49 2.54 2.59	$1.55 1.57 1.58 1.59 1.61 1.62 1.64 1.66 1.67 1.69 1.71 1.72 1.74 1.76 1.78 1.80 1.82 1.84 1.87 1.89 1.91 1.94 1.96 1.99 2.02 2.04 2.07 2.10 2.14 2.17 2.20 2.24 2.28 2.32 2.36 2.40 2.44 2.49 2.53 2.58	$1.55 1.57 1.58 1.59 1.61 1.62 1.64 1.65 1.67 1.69 1.71 1.72 1.74 1.76 1.78 1.80 1.82 1.84 1.86 1.89 1.91 1.93 1.96 1.99 2.01 2.04 2.07 2.10 2.13 2.17 2.20 2.23 2.27 2.31 2.35 2.39 2.43 2.47 2.52 2.57	50 51 52 53 54 55 56 57 58 59 60 61 62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90

$2.65

2.70

2.76

2.82

2.88

2.95

3.02

3.10

3.17

3.25

3.34

3.43

3.53

3.63

3.74

3.85

3.97

4.10

4.23

4.37

4.52

4.68

4.85

5.02

5.20

5.39

5.58

5.78

5.98

6.19

6.40

6.40

6.40

6.40

6.40

6.40

6.40

6.40

6.40

6.40

6.40

$2.64

2.69

2.75

2.80

2.87

2.93

3.00

3.07

3.14

3.22

3.30

3.39

3.47

3.57

3.66

3.76

3.87

3.97

4.08

4.20

4.31

4.43

4.55

4.67

4.79

4.91

5.03

5.14

5.24

5.34

5.43

5.43

5.43

5.43

5.43

5.43

5.43

5.43

5.43

5.43

5.43

$2.62

2.67

2.72

2.78

2.84

2.90

2.96

3.02

3.09

3.16

3.23

3.30

3.38

3.45

3.53

3.61

3.69

3.76

3.84

3.92

3.99

4.06

4.13

4.19

4.25

4.31

4.36

4.40

4.44

4.47

4.50

4.50

4.50

4.50

4.50

4.50

4.50

4.50

4.50

4.50

4.50

Payments are based upon the age, nearest birthday, of the Payee when the first installment is payable in 2015. If monthly installments for two or more specified periods for a given age are the same, the specified period of longer duration will apply.

Male

OPTION 3 TABLE INSTALLMENTS FOR LIFE WITH SPECIFIED MINIMUM PERIOD
AGE OF PAYEE	GUARANTEED PERIOD			AGE OF PAYEE	GUARANTEED PERIOD
Male	10 Years	15 Years	20 Years	Male	10 Years	15 Years	20 Years
10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49	$1.63 1.65 1.66 1.68 1.70 1.71 1.73 1.75 1.77 1.79 1.81 1.83 1.85 1.87 1.89 1.92 1.94 1.97 1.99 2.02 2.05 2.08 2.11 2.14 2.17 2.21 2.24 2.28 2.32 2.36 2.40 2.44 2.49 2.54 2.59 2.64 2.69 2.75 2.80 2.86	$1.63 1.65 1.66 1.68 1.69 1.71 1.73 1.75 1.77 1.79 1.81 1.83 1.85 1.87 1.89 1.92 1.94 1.96 1.99 2.02 2.05 2.07 2.10 2.14 2.17 2.20 2.24 2.27 2.31 2.35 2.39 2.44 2.48 2.53 2.57 2.62 2.67 2.73 2.78 2.84	$1.63 1.64 1.66 1.68 1.69 1.71 1.73 1.75 1.76 1.78 1.80 1.82 1.85 1.87 1.89 1.91 1.94 1.96 1.99 2.01 2.04 2.07 2.10 2.13 2.16 2.20 2.23 2.27 2.30 2.34 2.38 2.42 2.46 2.51 2.55 2.60 2.65 2.70 2.75 2.81	50 51 52 53 54 55 56 57 58 59 60 61 62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90

$2.93

3.00

3.06

3.14

3.21

3.29

3.38

3.47

3.56

3.66

3.76

3.87

3.99

4.11

4.23

4.37

4.51

4.65

4.80

4.95

5.12

5.28

5.45

5.63

5.80

5.99

6.17

6.35

6.54

6.72

6.90

6.90

6.90

6.90

6.90

6.90

6.90

6.90

6.90

6.90

6.90

$2.90

2.97

3.03

3.10

3.17

3.25

3.33

3.41

3.49

3.58

3.67

3.76

3.86

3.96

4.06

4.16

4.27

4.38

4.49

4.59

4.70

4.81

4.91

5.02

5.12

5.21

5.30

5.39

5.47

5.54

5.61

5.61

5.61

5.61

5.61

5.61

5.61

5.61

5.61

5.61

5.61

$2.86

2.92

2.98

3.04

3.10

3.17

3.24

3.30

3.37

3.44

3.51

3.59

3.66

3.73

3.80

3.87

3.94

4.00

4.07

4.13

4.19

4.24

4.29

4.33

4.38

4.41

4.44

4.47

4.50

4.52

4.54

4.54

4.54

4.54

4.54

4.54

4.54

4.54

4.54

4.54

4.54

Payments are based upon the age, nearest birthday, of the Payee when the first installment is payable in 2015. If monthly installments for two or more specified periods for a given age are the same, the specified period of longer duration will apply.